Exhibit 99.10


Press Release

Source: musicmaker.com, Inc.


        MUSICMAKER.COM, INC. GIVES NOTICE OF OPPOSITION SLATE OF DIRECTOR
             NOMINEES AND OTHER PROPOSALS FOR NEXT ANNUAL MEETING OF
                        LIQUID AUDIO, INC. STOCKHOLDERS


New York, New York -- December 21, 2001 -- musicmaker.com, Inc. (HITS) announced that it had sent formal notice to Liquid Audio, Inc. (Nasdaq: LQID) of its intention to nominate directors and submit certain other proposals for consideration at the next annual meeting of Liquid Audio stockholders. musicmaker said it intends to nominate Seymour Holtzman and James Mitarotonda as Class III directors to replace the two directors currently stated to serve in that class, whose term is scheduled to expire in 2002. musicmaker also intends to propose amendments to certain provisions of the Company's Bylaws, and in some cases its Certificate of Incorporation. Those amendments would: remove the classification of the Company's Board, and provide that all directors will be elected annually; permit stockholders to remove directors with or without cause and fill any vacancies on the Board; expand the number of directors and elect additional Board members by stockholder vote; remove the Company's current prohibition against stockholder action by written consent; remove the requirement of a 66 2/3% stockholder vote to amend certain specified provisions of the Certificate of Incorporation and Bylaws; and clearly state that a special meeting of the stockholders may be called by a stockholder. Subject to the adoption and effectiveness of the proposals to expand the Board (which musicmaker understands may require a two-thirds stockholder vote), musicmaker will be nominating Joseph R. Wright, Jr., Jesse H. Choper, William J. Fox and Thomas E. Constance to fill any additional vacancies on Liquid Audio's Board that may result at the meeting.

musicmaker is also proposing that Liquid Audio rescind its "shareholder rights plan" or "poison pill."

In a joint statement, Seymour Holtzman, Chairman of musicmaker, and James Mitarotonda, President and Chief Executive Officer of musicmaker, said:

            "We had previously requested, on October 18, 2001, that Liquid Audio schedule a special stockholders' meeting very promptly to fill the long-existing vacancies on the Board and take certain other action. Liquid Audio's management refused our request, and announced in November that management had privately filled the long-vacant Board seats with its own designees.

            Our information still shows that Liquid Audio is burning cash at an alarming rate of $8 million to $10 million per quarter, or $0.35 to $0.44 per share. We continue to urge the Board of Directors to consider its fiduciary duty to act responsibly and in the best interest of all stockholders. We believe the voice of all stockholders must be heard at this crucial time for the Company."

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                 CERTAIN INFORMATION CONCERNING PARTICIPANTS


      The following is a list of the names and stockholdings, if any, of persons who may be deemed to be "participants" in any solicitation that musicmaker may make in the future with respect to the shares of Liquid Audio. musicmaker, a
Delaware corporation, beneficially owns 627,100 shares of the Company's outstanding Common Stock. Jewelcor Management, Inc., a Nevada corporation, beneficially owns 475,500 shares of the Company's outstanding Common Stock. Barington Companies Equity Partners, L.P. a Delaware limited partnership, beneficially owns 339,200 of the Company's outstanding Common Stock. Barington Companies Investors, LLC is the general partner of Barington Companies Equity Partners, L.P. James Mitarotonda is the managing member of Barington Companies Investors, LLC. Domrose Sons Partnership, a New York partnership, beneficially owns 8,000 shares of the Company's outstanding Common Stock. Each of James Mitarotonda, Mario Mitarotonda and Mike Mitarotonda is a partner in Domrose Sons Partnership. Certain others who for certain purposes have joined in the filing of a Schedule 13D with the foregoing disclaim participation in any such prospective solicitation. Messrs. Holtzman, Mitarotonda, Wright, Choper, Fox and Constance, as prospective nominees for director, may also be deemed to be participants but do not individually own any Common Stock of the Company.

      If musicmaker engages in any solicitation with respect to the shares of Liquid Audio it will prepare and disseminate a proxy statement with respect to this solicitation. Shareholders should read this proxy statement if and when it becomes available because it will contain important information. Shareholders will be able to obtain copies of the proxy statement, related materials and other documents filed with the Securities and Exchange Commission's web site at http//:www.sec.gov without charge when these documents become available. Shareholders will also be able to obtain copies of that proxy statement and related materials without charge, when available, from musicmaker.com, Inc. by oral or written request to: musicmaker.com, Inc. Attention: James Mitarotonda, President and Chief Executive Officer, c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th floor, New York, New York 10019.

      For more information please contact Seymour Holtzman (570) 822-6277 Ext. 23 or James Mitarotonda (212) 974-5701.